Consolidated Financial Statements

Points International Ltd.
December 31, 2015

KPMG LLP	Telephone (416) 228-7000
4100 Yonge Street	Fax (416) 228-7123
Suite 200	www.kpmg.ca
North York ON
M2P 2H3

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Points International Ltd.:

We have audited the accompanying consolidated financial statements of Points International Ltd., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(‘‘KPMG International’’), a Swiss entity.
KPMG Canada provides services to KPMG LLP

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Points International Ltd. as at December 31, 2015 and 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Points International Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our audit report dated March 2, 2016 expressed an unqualified (unmodified) opinion on the effectiveness of Points International Ltd.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 2, 2016
Toronto, Canada

KPMG LLP	Telephone (416) 228-7000
4100 Yonge Street	Fax (416) 228-7123
Suite 200	www.kpmg.ca
North York ON
M2P 2H3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Points International Ltd.:

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Points International Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(‘‘KPMG International’’), a Swiss entity.
KPMG Canada provides services to KPMG LLP

In our opinion, Points International Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Points International Ltd. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2015 and 2014, and our report dated March 2, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

March 2, 2016
Toronto, Canada

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars

As at December 31	Note	2015	2014

ASSETS
Current assets
Cash and cash equivalents		$51,364	$36,868
Restricted cash	4	1,000	1,573
Funds receivable from payment processors		6,588	6,691
Accounts receivable	5	2,988	2,305
Prepaid expenses and other assets	6	1,256	1,134
Total current assets		63,196	48,571

Non-current assets
Property and equipment	7	1,466	1,856
Intangible assets	8	18,616	18,320
Goodwill	9	7,130	7,130
Deferred tax assets	10	1,755	3,492
Long-term investment	23	5,000	5,000
Other assets	6	2,765	692
Total non-current assets		36,732	36,490
Total assets		$99,928	$85,061

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,808	$6,260
Payable to loyalty program partners		49,526	36,030
Current portion of other liabilities	11	1,852	1,285
Total current liabilities		57,186	43,575

Non-current liabilities
Deferred tax liabilities	10	425	-
Other liabilities	11	122	269
Total non-current liabilities		547	269

Total liabilities		$57,733	$43,844

SHAREHOLDERS’ EQUITY
Share capital		59,293	61,084
Contributed surplus		9,859	11,985
Accumulated other comprehensive loss		(624)	(354)
Accumulated deficit		(26,333)	(31,498)
Total shareholders’ equity		$42,195	$41,217
Total liabilities and shareholders’ equity		$99,928	$85,061
Guarantees and Commitments	17
Subsequent Event	26

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

/s/ Bernay Box	Chairman
/s/ Robert MacLean	Director and Chief Executive Officer

2 | P a g e

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2015	2014

REVENUE
Principal		$283,409	$244,686
Other partner revenue		12,871	10,211
Interest		96	92
Total Revenue		296,376	254,989

EXPENSES
Direct cost of principal revenue		253,710	215,333
Employment costs		22,699	22,529
Marketing and communications		1,704	1,379
Technology services		1,343	1,083
Depreciation and amortization		3,546	2,150
Foreign exchange loss (gain)		(131)	138
Operating expenses	15	5,866	5,610
Total Expenses		$288,737	$248,222

OPERATING INCOME		7,639	6,767

Interest and other income		-	(5)
INCOME BEFORE INCOME TAXES		7,639	6,772

Income tax expense	10	2,474	2,088
NET INCOME		5,165	4,684

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss: Loss on foreign exchange on derivatives designated as cash flow hedges, net of income tax recovery of $476		(1,320)	(573)
(2014: recovery of $206) Reclassification to net income of loss on foreign ex- change derivatives designated as cash flow hedges, net of income tax recovery $378 (2014: recovery of $203)		1,050	564

Other comprehensive loss for the year, net of income tax		(270)	(9)
TOTAL COMPREHENSIVE INCOME		$4,895	$4,675

EARNINGS PER SHARE
Basic earnings per share	13	$0.33	$0.30
Diluted earnings per share	13	$0.33	$0.30

The accompanying notes are an integral part of these consolidated financial statements.

3 | P a g e

Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars except				Accumulated other
number of shares			Contributed	comprehensive	Accumulated	Total shareholders’
	Share Capital		Surplus	loss	deficit	equity
	Number of Shares	Amount

Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net income	-	-	-	-	5,165	5,165
Other comprehensive loss	-	-	-	(270)	-	(270)
Total comprehensive income	-	-	-	(270)	5,165	4,895
Effect of share option compensation plan	-	-	934	-	-	934
Effect of RSU and PSU compensation plan	-	-	654	-	-	654
Share issuances – share options	96,411	615	(338)	-	-	277
Share issuances – RSUs	-	513	(513)	-	-	-
Share capital held in trust (note 14)	-	(1,215)	-	-	-	(1,215)
Shares repurchased (note 12)	(439,094)	(1,704)	(2,863)	-	-	(4,567)
Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195

Balance at December 31, 2013	15,359,903	$58,693	$10,381	$(345)	$(36,182)	$32,547
Net income	-	-	-	-	4,684	4,684
Other comprehensive loss	-	-	-	(9)	-	(9)
Total comprehensive income	-	-	-	(9)	4,684	4,675
Effect of share option compensation plan	-	-	852	-	-	852
Effect of RSU and PSU compensation plan	-	-	969	-	-	969
Share issuances - share options	50,789	242	(125)	-	-	117
Share issuances - RSUs	-	92	(92)	-	-	-
Share capital held in trust (note 14)	-	(731)	-	-	-	(731)
Shares issued for acquisition of Crew (note 24)	238,393	2,788	-	-	-	2,788
Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217

The accompanying notes are an integral part of these consolidated financial statements.

4 | P a g e

Points International Ltd.
Consolidated Statements of Cash Flows

For the year ended December 31

Expressed in thousands of United States dollars	Note	2015	2014

Cash flows from operating activities
Net income for the year		$5,165	$4,684
Adjustments for:
Depreciation of property and equipment		1,037	990
Amortization of intangible assets		2,509	1,160
Unrealized foreign exchange loss (gain)		(949)	(1,045)
Equity-settled share-based payment transactions	14	1,588	1,821
Deferred income tax expense		2,261	1,864
Unrealized net (gain)/loss on derivative contracts designated as cash flow hedges		(368)	(12)
Changes in non-cash balances related to operations	19	10,689	(17,081)
Net cash provided by (used in) operating activities		$21,932	$(7,619)

Cash flows from investing activities
Acquisition of property and equipment		(647)	(754)
Additions to intangible assets		(2,805)	(1,894)
Long-term investment	23	-	(1,500)
Acquisition of business, net of cash acquired	24	-	(16,011)
Changes in restricted cash		530	-
Net cash used in investing activities		$(2,922)	$(20,159)

Cash flows from financing activities
Proceeds from exercise of share options		277	117
Shares repurchased		(4,567)	-
Purchases of share capital held in trust		(1,215)	(731)
Net cash used in financing activities		$(5,505)	$(614)

Net increase (decrease) in cash and cash equivalents		$13,505	$(28,392)
Cash and cash equivalents at beginning of the year		36,868	64,188
Effect of exchange rate fluctuations on cash held		991	1,072
Cash and cash equivalents at end of the year		$51,364	$36,868

Interest Received		$89	$98
Interest Paid		$-	$-

Taxes Received		$31	$-
Taxes Paid		$(435)	$(7)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

5 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., and Points Development (US) Ltd. (formerly Accruity Inc.). The Corporations’ shares are publicly traded on the Toronto Stock Exchange (PTS) and on the NASDAQ (PCOM).

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offerings or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and the timeliness and effectiveness of promotional activity.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2016.

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

(c) Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (USD), which is the Corporation’s functional currency. The functional currency of each of the Corporation’s wholly-owned subsidiaries is also USD, and items included in the financial statements of each subsidiary are measured using that functional currency. All financial information has been rounded to the nearest thousands, except when otherwise indicated.

(d) Basis of consolidation

Subsidiaries
Subsidiaries are entities the Corporation controls. Entities over which the Corporation has control are fully consolidated from the date that control commences until the date that control ceases. All intercompany transactions and balances between subsidiaries are eliminated on consolidation.

Business combinations
Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. Fair value of the consideration paid is calculated as the sum of the fair value at the date of acquisition of:

6 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

•	assets given; plus
•	equity instruments issued; less
•	liabilities incurred or assumed.

Goodwill is measured as the fair value of consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, all of which are measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Corporation uses estimates and judgments to determine the fair value of assets acquired and liabilities assumed at the acquisition date using the best available information, including information from financial markets. The estimates and judgements include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses. The transaction costs associated with the acquisitions are expensed as incurred.

(e) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

On an ongoing basis, the Corporation has applied judgements in the following areas:

•	determining whether revenue and direct costs of revenue should be appropriately presented on a gross or net basis;
•	determining cash generating units (“CGUs”) and the allocation of goodwill for the purpose of impairment testing;
•

choosing methods for depreciating and amortizing our property and equipment and intangible assets, that represent most accurately the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets (see Property and Equipment and Intangible Assets, below);

•

deciding to designate certain intangible assets as assets with indefinite useful lives as the Corporation believes that there is no limit to the period that these assets are expected to generate net cash inflows;

•	determining whether certain hedging relationships and financial instruments qualify for hedge accounting; and
•	interpreting tax rules and regulations

The Corporation also uses significant estimates in the following areas:

•	considering inputs to determine the fair value of assets acquired and liabilities assumed in business combinations;
•	considering intended use, industry trends and other factors to determine the estimated useful lives of property and equipment and definite life intangible assets;
•	capitalizing direct labor and overhead costs to intangible assets
•	determining the recoverable amount of financial and non-financial assets when testing for impairment;
•	determining the fair value of share based payments and derivative instruments; and
•	assessing provisions for doubtful accounts and provisions for transaction losses

Estimates are based on historical experience adjusted as appropriate for current circumstances and other assumptions that management believes to be reasonable. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The application of the estimates and judgments noted above are discussed in Note 3.

7 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New accounting pronouncements adopted in 2015

The accounting policies set out below have been applied consistently by the Corporation and its subsidiaries to all years presented in these consolidated financial statements. In addition, the Corporation adopted the following accounting pronouncements, which are effective for the Corporation’s annual consolidated financial statements commencing January 1, 2015:

•

Amendments to IFRS 7, Financial Instruments: Disclosures – In October 2010, the IASB amended IFRS 7 to allow users to improve their understanding of transfer transactions of financial assets, including under- standing the possible impacts of any risks that may remain with the entity. The adoption of this amendment did not have any impact on the consolidated financial statements.

(b) Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest revenue and is generated through the sale of loyalty currencies and through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

Revenue from the sale of loyalty currencies is recognized when the following criteria are met:

•	The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
•	The amount of revenue can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred or to be incurred are identifiable and can be measured reliably.

Revenue from the rendering of services is recognized when the following criteria are met:

•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred and to be incurred are identifiable and can be measured reliably.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. In addition, the Corporation may assume substantive credit and/or inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis. Related costs are recorded as direct costs of principal revenue.

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up-front revenues to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenues for the Company for the term of the contract. These technical design and development fees are recorded as multiple component arrangements. When a single sales transaction requires the delivery of more than one product or service (separately identifiable components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to the customer and the fair value associated with the product or service can be measured reliably. Management believes that the technical design and development work does not have stand-alone value to the program partner, and as such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

8 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

(iii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized based on percentage-of-completion at the end of each reporting period. In using the percentage-of-completion method, revenues are generally recorded based on the total hours incurred to date on a contract relative to the total estimated hours.

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing, pricing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenue generated when the Corporation takes an agency role is recorded on a net basis. Other partner revenue also includes revenue received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved investment policy. Interest revenue is recognized when earned.

When deciding the most appropriate basis for presenting revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

This determination requires the exercise of judgment. In making this assessment, management considers whether the Corporation:

•	has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	has inventory risk before or after the customer order;
•	has discretion in establishing prices (directly or indirectly);
•	bears the customer’s credit risk for the amount receivable from the customer;
•	modifies the product or performs part of the services;
•	has discretion in selecting the supplier used to fulfill an order; or
•	is involved in determining product or service specifications.

(c) Foreign currency translation

The functional and presentation currency of the Corporation is US dollars (USD). Transactions in currencies other than the Corporation’s functional currency are recognized at the average exchange rates in effect on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

9 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated as qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity; refer to Notes 3(d)(iv) and 16.

(d) Financial instruments

All financial assets and financial liabilities are recognized on the Corporation’s consolidated balance sheets when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities measured at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i) Non-derivative financial assets

Non-derivative financial assets are comprised of the following: loans and receivables and available-for-sale financial assets. All financial instruments are initially measured at fair value. Measurement in periods subsequent to initial recognition depends on the classification of the financial instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. An interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and assets that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

10 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

(ii) Non-derivative financial liabilities

Financial liabilities are recognized initially on the date on which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners. These financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Funds receivable from payment processors	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Long term investment	Available-for-sale financial assets	Fair value
Accounts payable and accrued liabilities	Non-derivative financial liabilities	Amortized cost
Payable to loyalty program partners	Non-derivative financial liabilities	Amortized cost

(iii) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar and the EURO. The changes in fair value of hedging derivatives designated as cash flow hedges are recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated as cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

11 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e) Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase that are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f) Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the

Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

(ii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	Straight-line over 5 years
•	Computer hardware	Straight-line over 3 years
•	Computer software	Straight-line over 3 years
•	Leasehold improvements	Straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

12 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

(h) Goodwill & Intangible assets

(i) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, as discussed in Note 3 (i).

(ii) Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;
•	Management intends to complete the software product and use or sell it;
•	There is an ability to use or sell the software product;
•	It can be demonstrated how the software product will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•	The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Indefinite useful lives
Certain intangible assets with indefinite lives, being domain names, patents and trademarks are not amortized because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows. The Corporation uses judgement to designate these assets as indefinite useful life assets, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

Finite useful lives
Intangible assets with finite useful lives are amortized into depreciation and amortization in the Consolidated Statements of Comprehensive Income on a straight-line basis over their estimated useful lives as noted in the table below. Useful lives, residual values and the amortization methods are reviewed at least once a year. Amortization periods and methods are outlined below:

•	Customer Relationships	Straight-line over 10 years
•	Technology	Straight-line over 3 years

13 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

(i) Impairment

Financial Assets

In accordance with IAS 39, Financial Instruments: Recognition & Measurement, the Corporation makes an assessment at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset that has a detrimental impact on the estimated future cash flows associated with the financial asset or group of financial assets.

Non-Financial Assets with Finite Useful Lives

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives, being property, plant and equipment and certain intangible assets, whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

Available-for-sale financial assets

If the fair value of an available-for-sale financial asset declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either significant or prolonged are undertaken. When an available-for-sale asset is assessed to be impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss, or charged directly to profit or loss. Impairment reversals in respect of equity instruments classified as available-for-sale are not recognized in profit or loss until realized.

Goodwill & Indefinite Life Intangibles

Goodwill and intangible assets that are not amortized are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. The recoverable amount is the higher of an asset’s/cash generating units’ (“CGU”) fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows such as CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

If the recoverable amount of the CGUs or group of CGUs to which goodwill has been allocated is less than the carrying amount of the CGUs or group of CGUs, including goodwill, an impairment loss is recorded in the consolidated statements of comprehensive income. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to the other assets of the CGUs pro-rata on the basis of the carrying amount of each asset in the CGUs.

14 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(j) Share-based payment transactions

Employees

The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Options vesting may also be dependent on futures service and share based compensation charges for these options are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Under the share unit plan, the Corporation grants Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to its employees. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period.

For PSUs, the estimated fair value of the share-based awards that are ultimately expected to vest are based on future performance-related conditions, are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Non-employees

For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

15 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

(k) Deferred costs

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with separately identifiable components (see Note 3(b)(ii)), the Corporation incurs direct upfront contract initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue which does not exceed the minimum guaranteed contractual revenues. These costs are deferred and amortized over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets.

(l) Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through ecommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(m) Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement (see Note 3(b)(ii)). Deferred revenue also includes proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(n) Lease inducements

On signing the office lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

(o) Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

16 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information that may become available that causes the Corporation to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p) Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(q) Segment reporting

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Corporation operates in a single reportable operating segment – the portfolio of technology solutions to the loyalty program industry.

17 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

(r) New standards and interpretations not yet adopted

The IASB has issued the following new standards and amendments to existing standards:

•

IFRS 15, Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Pro- grammes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recog- nized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

•

IFRS 9, Financial Instruments - In July 2014, the IASB issued IFRS 9 (2014) that will eventually supersede the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial re- porting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strate- gies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue- based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

•

IFRS 16, Leases – In January 2016, the IASB issued IFRS 16 which specifies how a company will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. The standard is mandatorily effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

18 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

4. RESTRICTED CASH

Restricted cash of $1,000 (2014 – $1,573) is held primarily as collateral for forward contracts entered into during the normal course of business.

5. ACCOUNTS RECEIVABLE

The Corporation's accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website, amounts owing to the Corporation by companies that perform loyalty program transactions where the Corporation is a partner in facilitating such transactions, and amounts charged with respect to loyalty program technical design and development fees. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

	2015	2014
Accounts receivable before allowance for doubtful accounts	$3,034	$2,341
Allow ance for doubtful accounts	(46)	(36)
Accounts receivable	$2,988	$2,305

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 16.

6. PREPAID EXPENSES AND OTHER ASSETS

	2015	2014
Prepaid expenses	$710	$287
Forw ard exchange contracts designated as cash flow hedges	20	208
Loyalty reward currencies	218	531
Income tax receivable	160	-
Current portion of deferred costs	148	108
Prepaid expenses and current portion of other assets	$1,256	$1,134

Non-current portion of deferred costs	$47	$128
Non-current portion of loyalty rew ard currencies	2,718	564
Other assets	$2,765	$692

Other assets include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com Inc.’s retail and promotional activities and the non-current portion of deferred costs.

19 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

7. PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture &	Leasehold	Total
	Hardware	Software	Fixtures	Improvements
Cost
Balance at January 1, 2014	$1,871	$1,510	$748	$1,317	$5,446
Additions	512	56	107	79	754
Disposals / Write-Offs	(5)	-	(9)	-	(14)
Balance at December 31, 2014	$2,378	$1,566	$846	$1,396	$6,186
Additions	227	193	157	70	647
Disposals / Write-Offs	(37)	-	(5)	-	(42)
Balance at December 31, 2015	$2,568	$1,759	$998	$1,466	$6,791

Depreciation and impairment losses
Balance at January 1, 2014	$1,234	$1,057	$497	$566	$3,354
Depreciation for the year	402	261	107	220	990
Disposals / Write-Offs	(5)	-	(9)	-	(14)
Balance at December 31, 2014	$1,631	$1,318	$595	$786	$4,330
Depreciation for the year	433	243	111	250	1,037
Disposals / Write-Offs	(37)	-	(5)	-	(42)
Balance at December 31, 2015	$2,027	$1,561	$701	$1,036	$5,325

Carrying amounts
At December 31, 2014	$747	$248	$251	$610	$1,856
At December 31, 2015	$541	$198	$297	$430	$1,466

20 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

8. INTANGIBLE ASSETS

	Customer	Domain	Technology(3)	Other (1)	Total
	relationships	Names(1)
Cost
Balance at January 1, 2014	$-	$-	$9,233	$142	$9,375
Additions	-	-	1,838	56	1,894
Additions acquired through acquisitions (2)	8,500	4,300	2,931	-	15,731
Impairments / Write-offs	-	-	-	-	-
Balance at December 31, 2014	$8,500	$4,300	$14,002	$198	$27,000
Additions	-	-	2,799	6	2,805
Impairments / Write-offs	-	-	(29)	-	(29)
Balance at December 31, 2015	$8,500	$4,300	$16,772	$204	$29,776

Amortization and impairment losses
Balance at January 1, 2014	$-	$-	$7,520	$-	$7,520
Amortization for the year	74	-	1,086	-	1,160
Impairments / Write-offs	-	-	-	-	-
Balance at December 31, 2014	$74	$-	$8,606	$-	$8,680
Amortization for the year	847	-	1,662	-	2,509
Impairments / Write-offs	-	-	(29)	-	(29)
Balance at December 31, 2015	$921	$-	$10,239	$-	$11,160

Carrying amounts
At December 31, 2014	$8,426	$4,300	$5,396	$198	$18,320
At December 31, 2015	$7,579	$4,300	$6,533	$204	$18,616

(1)

Domain names and Other which includes Patents and Trademarks are deemed to have indefinite useful lives and are therefore not amortized. The Company's classification of certain intangible assets with indefinite useful lives is based on the expectation that these assets will continue to contribute to the Company’s net cash inflows on an indefinite basis. The determination of these assets as having indefinite useful lives is based on judgment that includes an analysis of all relevant factors, including the expected usage of the asset, anticipated renewal of the licenses, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

(2)	See note 24 for Acquisition of Businesses in fiscal 2014.

(3)	Technology includes technological assets acquired through acquisitions and internal use software development costs.

During the year ended December 31, 2015, an amount of $1,122 was recognized as research and development expenses (2014 - $1,198).

21 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

9. GOODWILL

Cost
Balance at January 1, 2014	$2,580
Additions[1]	4,550
Impairments	-
Balance at December 31, 2014	$7,130
Additions	-
Impairments	-
Balance at December 31, 2015	$7,130

1See note 24 for additions to goodwill in 2014

Impairment testing for cash-generating units containing goodwill as at December 31, 2015

The Corporation tests cash generating units (“CGUs”) or groups of cash generating units with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year. For the purposes of the 2015 annual impairment testing, management has determined that the Corporation has a single CGU, Points International Ltd. The goodwill acquired as part of the Milepoint acquisition in 2004 was previously allocated to a group of CGUs comprising certain partner relationships of the business (the Milepoint CGU). The technology acquired from each of the Corporation’s historical acquisitions, including Milepoint, has been further augmented and integrated with the Company's new Loyalty Commerce Platform in 2015. Management determined that this development represented a significant change in the independently generated cash flows and that the business is a single operating unit which represents the smallest group of assets generating independent cash flows. Goodwill and indefinite life intangible assets are tested as part of the Points International Ltd. CGU.

When assessing whether or not there is impairment, the Corporation determines the recoverable amount of a cash generating unit based on the greater of its value in use or its fair value less costs to sell. Value in use is estimated by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years and a terminal value. The future cash flows are based on our estimates and expected future operating results of the cash generating unit after considering economic conditions and a general outlook for the cash generating unit's industry. Discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the cash generating unit's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We have made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of cash generating units and goodwill, which could result in impairment losses.

22 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

The table below is an overview of the methods and assumptions we used to determine recoverable amounts for the cash generating unit with indefinite life intangible assets and goodwill.

(In thousands of dollars, except years and percentages)
	Carrying	Carrying value	Recoverable	Period	Terminal	Pre-tax
	value of	of indefinite-life	amount	used	growth	discount
	goodwill	intangible assets	method	(years)	rate %	rate %

Points International Ltd.	$7,130	$4,300	Value in Use	5	2.5%	20.9%

Impairment losses
We did not record an impairment charge to goodwill in 2015 or 2014.

10. INCOME TAXES

	2015	2014
Current Tax Expense
Current year	$213	$252
Prior year	-	$(28)
	$213	$224

	2015	2014
Deferred Tax Expense
Current year movement in recognized temporary differences and losses	2,261	2,029
Recognition of previously unrecognized tax losses	-	(165)
	$2,261	$1,864

Total income tax expense	$2,474	$2,088

23 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

Income tax recognized in other comprehensive income

For the year ended December 31,			2015			2014
In thousands of US dollars	Before	Tax		Before	Tax
	tax	benefit	Net of tax	tax	benefit	Net of tax
Loss on foreign exchange derivatives designated as cash flow hedges	$(1,796)	$476	$(1,320)	$(779)	$206	$(573)

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	1,428	(378)	1,050	767	(203)	564
	$(368)	$98	$(270)	$(12)	$3	$(9)

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to income before income taxes. The reasons for these differences are as follows:

	2015	2014
Income tax expense at statutory rate of 26.5% (2014 – 26.5%)	$2,024	$1,793
Increase (decrease) in taxes resulting from:
Tax cost of non-deductible items	296	275
Recognition of previously unrecognized tax losses	-	(165)
Other differences	154	185
Income tax expense	$2,474	$2,088

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

In thousands of US dollars	2015	2014
Deferred tax assets
Property and equipment	$-	$1,373
Forward exchange contracts	209	111
Intangibles	760	511
Reserves	2	14
RSU	314	356
Tax losses	401	1,127
	$1,686	$3,492
Deferred tax liabilities
Property and equipment	$356	-
Forward exchange contracts	-	-
Intangibles	-	-
Reserves	-	-
RSU	-	-
	$356	$-
Net deferred tax assets	$1,330	$3,492

24 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

The Corporation has capital losses of $5,456 (2014 – $5,456) which can be carried forward indefinitely and are not included as part of the deferred tax asset.

The Corporation has non-capital loss carry-forwards in Canada for income tax purposes in the amount of approximately $1,485. The losses may be used to reduce future years' taxable income and expire approximately as follows:

Total

2032	$1,485
Total	$1,485

The utilization of the deferred tax assets is dependent upon future taxable profits in excess of the profits arising on the reversal of existing taxable temporary differences.

Unrecognized deferred tax assets and liabilities

Deferred tax assets and liabilities have not been recognized in respect of the following items:

	2015	2014

Tax losses	$723	$723
Net deferred tax asset	$723	$723

Current Tax Receivable and Payable

The Corporation has recognized a current tax receivable of $160 (2014 – nil) within the Prepaid expenses and other assets balance presented on the balance sheet. In addition, the Corporation has recognized a current tax liability of $278 (2014 - $309) within the Accounts payable and accrued liabilities.

Temporary Differences Associated with Points International Limited Investments

The temporary difference associated with the investments in the Corporation’s subsidiaries is $370. A deferred tax liability associated with these investments has not been recognized as the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

At December 31, 2015, a deferred tax liability of nil (2014 – nil) was recognized for taxes that would be payable on the unremitted earnings of certain subsidiaries of Points International Limited as the Corporation has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

25 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

11. OTHER LIABILITIES

	2015	2014

Forw ard exchange contracts designated as cash flow hedges	$845	$665
Current portion of lease inducements	152	132
Current portion of deferred revenue	855	488
Current portion of other liabilities	$1,852	$1,285

Non-current portion of lease inducements	76	214
Non-current portion of deferred revenue	46	55
Other liabilities	$122	$269

12. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued

At December 31, 2015 all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share. There were no dividends declared in 2015 (2014 – nil).

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On February 4, 2015, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation was informed that the Toronto Stock Exchange ("TSX") accepted its notice of intention to make an NCIB to repurchase up to 782,504 of its common shares (the "Repurchase"), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of February 25, 2015.

The Company repurchased and cancelled, through the facilities of the TSX, 439,094 common shares, at an aggregate purchase price of $4,567, for the year ended December 31, 2015, resulting in a reduction to stated capital and contributed surplus of $1,704 and $2,863, respectively. All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm's-length third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Company may purchase pursuant to the NCIB.

26 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

Capital management

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue debt. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than restricted cash and those required to maintain the credit facilities. There were no changes in the Corporation’s approach to capital management during the year.

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2015	2014
Net income available to common shareholders for basic and diluted earnings per share	$5,165	$4,684
Weighted average number of common shares outstanding – basic	15,547,595	15,402,258
Effect of dilutive securities – share-based payments	53,575	224,801
Weighted average number of common shares outstanding – diluted	15,601,170	15,627,059
Earnings per share - reported
Basic	$0.33	$0.30
Diluted	$0.33	$0.30

a)	Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)	Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At December 31, 2015, 618,880 options (2014 - 125,500) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

27 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

14. SHARE-BASED PAYMENTS

As at December 31, 2015, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	December 31, 2015	December 31, 2014
Options authorized by shareholders	2,250,000	2,250,000

Less: options exercised	(1,380,111)	(1,244,713)
Net options authorized	869,889	1,005,287
Less: options issued and outstanding	(760,774)	(547,289)
Options available for grant	109,115	457,998

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over the expected life of the options. The fair value of options granted in 2015 and 2014 were calculated using the following weighted assumptions:

	2015	2014
Dividend yield	NIL	NIL
Risk free rate	0.51%	1.20%
Expected volatility	40.39%	36.63%
Expected life of options in years	4.20	4.20

28 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

A summary of the status of the Corporation’s share option plan as of December 31, 2015 and 2014, and changes during the years ended on those dates is presented below.

	2015		2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	547,289	$15.34	478,593	$10.13
Granted	375,906	$12.34	126,252	30.74
Exercised	(135,398)	$6.24	(55,713)	5.14
Expired and forfeited	(27,023)	$12.19	(1,843)	23.91
End of year	760,774	$15.59	547,289	$15.34
Exercisable at end of year	314,105	$15.11	232,748	$9.87

Weighted average fair value of options granted		$3.85		$9.54

	Options outstanding			Options exercisable
			Weighted
		Weighted average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number	contractual life	price (in	Number	exercise price
Prices (in CAD$)	of options	(years)	CAD$)	of options	(in CAD$)
$5.00 to $9.99	87,745	1.20	$9.73	87,745	$9.73
$10.00 to $14.99	407,684	3.69	$12.17	84,035	$11.50
$15.00 to $19.99	143,553	2.23	$15.97	98,348	$15.96
$20.00 and over	121,792	3.21	$30.84	43,977	$30.84
	760,774			314,105

Share unit plan

On March 7, 2012 the Corporation implemented an employee share unit plan (the “Share Unit Plan”) under which employees are periodically granted RSUs and PSUs. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. During 2015, 242,860 RSUs have been granted (2014 - 53,279) and there were no PSUs issued (2014 – 73,758). As at December 31, 2015, 301,841 RSUs and nil PSUs were outstanding (2014 – 228,035 RSUs and PSUs).

	Number of RSUs
	and PSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2015	228,035	$20.38
Granted	242,860	$12.92
Vested	(64,119)	$12.51
Forfeited	(104,935)	$22.30
Balance at December 31, 2015	301,841	$15.38

29 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

	Number of RSUs and
	PSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	127,037	$25.54
Vested	(12,000)	$10.32
Forfeited	(13,440)	$17.35
Balance at December 31, 2014	228,035	$20.38

Included in the table above are 73,758 PSUs which were granted to certain employees in 2014 and were all forfeited in 2015.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. For the year ended December 31, 2015, the Corporation made two purchases of the Corporation’s common shares for a total of 97,360 shares (2014 - 32,000) for $1,215 (2014 - $731). As at December 31, 2015, 153,453 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $1,588 for the year ended December 31, 2015 (2014 - $1,821).

15. OPERATING EXPENSES

	2015	2014

Office expenses	$1,227	$1,118
Travel and personnel expenses	1,725	1,844
Professional fees	1,482	1,838
Insurance, bad debts and governance	1,432	810
Operating expenses	$5,866	$5,610

16. FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

30 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents and restricted cash held as collateral also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various loyalty currency services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

The aging of accounts receivable is as follows:

	December 31, 2015	December 31, 2014
Current	$2,217	$1,882
Past due 31–60 days	77	30
Past due 61–90 days	261	175
Past due 91–120 days	112	88
Past due over 120 days	367	166
Trade accounts receivable	3,034	2,341
Less allowance for doubtful accounts	(46)	(36)
	$2,988	$2,305

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2015	2014
Balance, beginning of year	$36	$13
Provision for doubtful accounts	61	32
Bad debts written off, net of recoveries	(51)	(9)
Balance, end of year	$46	$36

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation’s financial assets represent its maximum exposure to credit risk.

31 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2015 and 2014:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2015				years	beyond
Accounts payable and accrued liabilities	$5,808	$5,808	$5,808	$-	$-
Forward exchange contracts designated
as cash flow hedges	845	845	845	-	-
Payable to loyalty program partners	49,526	49,526	49,526	-	-
	$56,179	$56,179	$56,179	$-	$-

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2014				years	beyond
Accounts payable and accrued liabilities	$6,260	$6,260	$6,260	$-	$-
Forward exchange contracts designated
as cash flow hedges	665	665	665	-	-
Payable to loyalty program partners	36,030	36,030	36,030	-	-
	$42,955	$42,955	$42,955	$-	$-

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements and revenues which are denominated in the EURO. Revenues earned from the Corporation’s partners based in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2015, forward contracts with a notional value of $13,599, and in a net liability position of $825 (2014 – $457 in liability position), with settlement dates extending to November 2016, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses and EURO denominated revenue.

32 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

The change in fair value of derivatives designated in cash flow hedges is recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2015 and 2014, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items are recognized in income. In 2015, total realized losses of $1,784 were reclassified to employment costs (2014 - $758 total realized losses) for Canadian dollar currency hedges and realized gains of $356 (2014 - $10 total realized losses) were reclassified to principal revenue for EURO currency hedges. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollars balance sheet accounts, a strengthening US dollar will lead to an FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s net income by $56 (2014 - $107) excluding the effect of hedging. Significant balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2015	USD Total	CAD	GBP	EUR
FX Rates used to translate to USD		0.7209	1.4802	1.0906
Financial assets
Cash and cash equivalents	$51,364	2,848	2,529	3,207
Restricted cash	1,000	-	-	-
Funds receivable from payment processors	6,588	-	457	576
Accounts receivable	2,988	586	476	51
	$61,940	3,434	3,462	3,834
Financial liabilities
Accounts payable and accrued liabilities	$5,808	4,294	597	55
Payable to loyalty program partners	49,526	-	2,846	3,786
	$55,334	4,294	3,443	3,841

As at December 31, 2014	USD Total	CAD	GBP	EUR
FX Rates used to translate to USD		0.8599	1.5532	1.2155
Financial assets
Cash and cash equivalents	$36,868	69	2,498	5,349
Restricted cash	1,573	376	-	-
Funds receivable from payment processors	6,691	1	768	1,516
Accounts receivable	2,305	592	367	58
	$47,437	1,038	3,633	6,923
Financial liabilities
Accounts payable and accrued liabilities	$6,260	3,530	447	95
Payable to loyalty program partners	36,030	-	2,481	5,102
	$42,290	3,530	2,928	5,197

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

33 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the consolidated statement of financial position (funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at December 31, 2015 and 2014 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2015 and 2014 are as follows:

2015	Carrying Value	Level 2	Level 3
Assets:
Forward exchange contracts designated as cash flow hedges(i)	$20	$20	$-

Investment in China Rewards(ii)	5,000	-	5,000

Liabilities:
Forward exchange contracts designated as cash flow hedges(i)	(845)	(845)	-
	$4,175	$(825)	$5,000

34 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

2014	Carrying Value	Level 2	Level 3
Assets:
Forward exchange contracts designated as cash flow hedges(i)	$208	$208	$-

Investment in China Rewards(ii)	5,000	-	5,000

Liabilities:
Forward exchange contracts designated as cash flow hedges(i)	(665)	(665)	-
	$4,543	$(457)	$5,000

(i)

The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated statements of financial position.

(ii)	The valuation technique used by the Corporation for the Investment in China Rewards was a discounted cash flow approach.

There were no material financial instruments categorized in Level 1 as at December 31, 2015 and December 31, 2014 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods. There were no gains or losses recognized in other comprehensive loss as a result of financial instruments categorized in Level 3 during the year ended December 31, 2015 or 2014.

17. GUARANTEES AND COMMITMENTS

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$8,087	$863	$1,443	$1,306	$1,238	$3,237
Principal revenue(2)	670,163	169,344	194,168	170,751	135,900	-
	$678,250	$170,207	$195,611	$172,057	$137,138	$3,237

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

The Corporation leases office premises, equipment and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2015 an amount of $730 was recognized as an expense in profit or loss in respect of operating leases (2014 - $721).

18. DETERMINATION OF FAIR VALUES

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Intangible assets
The fair value of the intangible assets, including customer relationships, acquired technology, domain names, trademark, patents, and internally use software development costs, is based on the present value of expected future cash flows, or using other judgments and estimates, expected to be derived from the use and eventual sale of the assets.

35 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

(ii) Goodwill
The fair value of goodwill is based on the discounted cash flows, less impairment, that are expected to be derived from product offerings of specific contractual arrangements and the partner relationships.

(iii) Derivatives
The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the derivative counterparty when appropriate.

(iv) Long-term investment
The fair value of the investment in China Rewards is based on a discounted cash flow approach.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	2015	2014
Decrease in funds receivable from payment processors	$103	$2,380
Increase in accounts receivable	(683)	(877)
(Increase) decrease in prepaid expenses and other assets	(122)	1,097
Increase in other assets	(2,073)	(145)
(Decrease) increase in accounts payable and accrued liabilities	(452)	562
Increase (decrease) in other liabilities	420	(17)
Increase (decrease) in payable to loyalty program partners	13,496	(20,081)
	$10,689	$(17,081)

20. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	2015	2014

Revenue
United States	$258,448	$218,445
Europe	28,126	32,060
Canada and other	9,802	4,484
	$296,376	$254,989

Revenue
United States	87%	86%
Europe	10%	13%
Canada and other	3%	1%
	100%	100%

Revenues earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenue by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At December 31, 2015 and 2014, substantially all of the Corporation's assets were in Canada.

36 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

Dependence on loyalty program partners

For the year ended December 31, 2015, there were three (2014 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 67% (2014 – 81% represented by four partners) of the Corporation’s total revenue.

21. RELATED PARTIES

Transactions with key management personnel

Transactions

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. One of these companies transacted with the Corporation during the year. The terms and conditions of these transactions are consistent with those conducted with third parties at arm’s length. The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

The Corporation recognized the value and outstanding balances related to these transactions as follows:

	Transaction values for the year		Balance outstanding as at
In thousands of Canadian dollars	ended December 31		December 31
	2015	2014	2015	2014
Marketing expenses	$89	$137	$8	$-

The Corporation has an investment in China Rewards which allows it to elect one member of the Board of Directors. As at December 31, 2015, the Corporation had a receivable of $93 from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Corporation has earned commission revenue of $14 on the aforementioned transactions.

Compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation’s share-based compensation plans (see Note 14).

Key management personnel compensation comprised the following:

In thousands of Canadian dollars	2015	2014

Short -term employee salaries and benefits	$2,402	$2,632
Share-based payments	1,904	1,352
Total compensation	$4,306	$3,984

37 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

22. CORPORATE ENTITIES

As at December 31, 2015, the Corporation has the following wholly-owned subsidiaries:

	Country of	Ownership interest
	incorporation
		2015	2014

Points.com Inc.	Canada	100%	100%
Points International (US) Ltd.	U.S.A.	100%	100%
Points International (UK) Ltd.	U.K.	100%	100%
Points Development (US) Ltd.	U.S.A.	100%	100%

23. LONG-TERM INVESTMENT

In 2013, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The investment was agreed to be made in a series of tranches, subject to certain milestones being met.

As at December 31, 2015, the Corporation has made an investment of $5,000 in China Rewards, of which $1,500 was invested in 2014 and $3,500 was invested in 2013. This investment is classified as an available-for-sale security and measured at fair value on the consolidated statements of financial position with changes in fair value recorded in other comprehensive income. During 2015, there was no change in fair value (2014 – nil).

24. ACQUISITION OF BUSINESSES

The Corporation made two acquisitions in 2014, which are described below. The acquisitions have been accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, and included the results of operations of the acquired entities from the dates of acquisition in our consolidated statements of comprehensive income.

Accruity Inc.

On April 22, 2014, the Corporation purchased 100% of the common and preferred shares of Accruity Inc. (“Accruity”) for cash consideration of $2,000. Accruity is the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, and the acquisition of Accruity will help the Corporation progress on its long term growth objectives. On May 9, 2014, a Certificate of Amendment of the Certificate of Incorporation was filed changing the name of Accruity Inc. to Points Development (US) Ltd.

Goodwill of $1,449 represents the expected operational synergies to help broaden the Corporation’s customer facing product suite and intangible assets that do not qualify for separate recognition. The goodwill is not tax deductible.

Crew Marketing International, Inc.

On December 22, 2014, the Corporation purchased substantially all of the assets of Crew Marketing International, Inc. (“Crew Marketing”) for total consideration of $17,538. The consideration included $14,500 of cash consideration paid on the acquisition date. The acquisition included 238,393 units of restricted share consideration, with an acquisition date value of $2,788, held in escrow and to be paid 18 months from the date of acquisition. Crew Marketing provided technological and commercial applications to power loyalty commerce solutions for the United Airlines MileagePlus loyalty program, and as a result of the acquisition, the Corporation owns these applications and will be the provider of loyalty commerce solutions to United Airlines.

38 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

Goodwill of $3,101 represents the expanded growth of the existing business with the United Airlines MileagePlus loyalty user base and the ability to promote technologies and applications to the existing customer base and/or intangible assets that do not qualify for separate recognition. The goodwill is tax deductible.

Consideration transferred, assets acquired and liabilities assumed

The total consideration and calculation of goodwill in the 2014 acquisitions is shown below:

	Crew Marketing International, Inc.	Accruity Inc.

Cash	$14,500	$1,525
Holdback	250	475
Equity consideration	2,788	-
Total consideration	$17,538	$2,000

Fair value of consideration transferred	$17,538	$2,000

Current assets	-	62
Customer relationship	8,500	-
Domain names	4,300	-
Technology	2,200	731
Current liabilities	-	(192)
Deferred tax liability	(563)	(50)
Fair value of net identifiable assets acquired and liabilities assumed	14,437	551
Goodwill	$3,101	$1,449

25. CREDIT FACILITIES

On July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada, in which the following three credit facilities became available to the Corporation:

•	Revolving term facility (“Facility #1”) of $6,000 available until July 2, 2016. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

•

Term loan facility (“Facility #2”) of $7,500 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until July 2, 2016. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

•

Term loan facility (“Facility #3”) of $7,000 to be utilized solely for the purposes of repurchasing the Corporation’s common shares. This facility is available until March 8, 2016. The interest rate charged on borrowings from Facility #3 ranges from 0.40% to 0.80% per annum over the bank base rate.

The aggregate borrowings outstanding under both Facility #2 and Facility #3 must not exceed $7,500. There have been no borrowings to date under any of these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its interest bearing loans and facilities during the year ended December 31, 2015.

39 | P a g e

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted]

26. SUBSEQUENT EVENT

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange ("TSX") has approved its notice of intention to make a normal course issuer bid to repurchase up to 764,930 of its common shares (the "Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016.

The primary purpose of the Repurchase is for cancellation. Repurchases will be made from time-to-time at the Corporation’s' discretion, based on ongoing assessments of the Corporation’s' capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

40 | P a g e